UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*

                           Executive TeleCard, Ltd.
         ______________________________________________________________
                               (Name of Issuer)

                         Common Stock $.001 Par Value
         ______________________________________________________________
                        (Title of Class of Securities)

                                  301601 10 0
             ____________________________________________________
                                (CUSIP Number)
   Ms. Chan Su Shan, Company Secretary, Singapore Telecommunications Limited
      31 Exeter Road, Comcentre, Singapore 239732, Republic of Singapore
                            (011) (65) 838-2201 */
             ____________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 6, 1995
             ____________________________________________________
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Check the following box if a fee is being paid with the statement <square>. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*/With a copy to: Phillip L. Spector, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1615 L Street, N.W., Suite 1300, Washington, DC 20036, (202) 223-7340.

                             SCHEDULE 13D

CUSIP NO.  301601 10 0                         Page    2  of    Pages
1)           NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    Singapore Telecommunications Limited

2)           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A)
                                                               (B)
3)           SEC USE ONLY:

4)           SOURCE OF FUNDS:
                              WC
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

6)           CITIZENSHIP OR PLACE OF ORGANIZATION:
                              Republic of Singapore
                 7)     SOLE VOTING POWER:   1,151,200 shares
NUMBER OF
SHARES           8)     SHARED VOTING POWER: 0 shares
BENEFICIALLY
OWNED BY         9)     SOLE DISPOSITIVE POWER: 1,151,200 shares
EACH
REPORTING       10)     SHARED DISPOSITIVE POWER: 0 shares
PERSON
WITH

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                        1,151,200 shares
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                        8.0%
14)  TYPE OF REPORTING PERSON:
                        CO

                             SCHEDULE 13D

CUSIP NO.  301601 10 0                         Page    3  of    Pages
1)           NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     Temasek Holdings (Private) Limited

2)           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A)
                                                               (B)
3)           SEC USE ONLY:

4)           SOURCE OF FUNDS:
                              AF
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

6)           CITIZENSHIP OR PLACE OF ORGANIZATION:
                              Republic of Singapore
                 7)     SOLE VOTING POWER:   1,151,200 shares
NUMBER OF
SHARES           8)     SHARED VOTING POWER: 0 shares
BENEFICIALLY
OWNED BY         9)     SOLE DISPOSITIVE POWER: 1,151,200 shares
EACH
REPORTING       10)     SHARED DISPOSITIVE POWER: 0 shares
PERSON
WITH

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                        1,151,200 shares
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                        8.0%
14)  TYPE OF REPORTING PERSON:
                        HC

              AMENDED AND RESTATED SCHEDULE 13D

                           Page 4
ITEM 1.   SECURITY AND ISSUER

          This statement relates to shares of Common Stock $.001 Par Value ("Common Stock") of Executive TeleCard, Ltd. ("the Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 8 Avenue C, Nanuet, New York 10954.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is being filed by Singapore Telecommunications Limited ("Singapore Telecom") and Temasek Holdings (Private) Limited ("Temasek"), both of which are Singapore corporations. (Singapore Telecom and Temasek are collectively referred to herein as the "Reporting Persons".) Singapore Telecom is approximately 88% owned by Temasek, with the remaining 12% owned by members of the public. Temasek is wholly owned by the Government of Singapore.

          Singapore Telecom is principally engaged in the business of operating and providing telecommunications systems and services. The address of its principal business and principal office is 31 Exeter Road, Comcentre, Singapore 239732, Republic of Singapore.

          Temasek is an investment holding company of the Government of Singapore, with holdings in a broad range of industry sectors. The address of its principal business and principal office is 8 Shenton Way, #38-03 Treasury Building, Singapore 068811, Republic of Singapore.

          Schedules I and II attached hereto list each executive officer and director of Singapore Telecom and Temasek, respectively, and the business address, present principal occupation or employment, and citizenship of each such executive officer and director, as well as the name, principal business, and address of any corporation or other organization in which such employment is conducted.

          Neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedules I and II has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          Neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedules I and II has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state

                           Page 5
securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Singapore Telecom expended $5,000,000 of its own funds to purchase shares of Common Stock of the Issuer in 1990. No portion of this amount consisted of borrowed funds. Singapore Telecom has purchased no further shares of Common Stock of the Issuer since 1990.

ITEM 4.   PURPOSES OF TRANSACTION

          Singapore Telecom acquired 1,000,000 shares of Common Stock for $5,000,000 in a private placement by the Issuer on November 9, 1990. Singapore Telecom acquired these shares for investment purposes, and continues to hold shares of Common Stock for such purposes. As a result of stock splits, Singapore Telecom owned 1,464,100 shares of Common Stock as of May 23, 1994, at which time it commenced limited dispositions of shares of Common Stock. During the period May 23, 1994 through October 7, 1994, Singapore Telecom disposed of 151,100 shares of Common Stock. No further dispositions of shares of Common Stock took place prior to September 1, 1995. In August 1995, pursuant to a 10% stock dividend distributed by the Issuer, Singapore Telecom received 131,300 shares of Common Stock, bringing its total holding to 1,444,300 shares. During the period September 1, 1995 through December 12, 1995, Singapore Telecom disposed of 293,100 shares of Common Stock.

          Depending upon market conditions, Singapore Telecom's evaluation of the Issuer's business, and other factors, Singapore Telecom may continue to sell or otherwise dispose of shares of Common
Stock.   The Reporting Persons reserve the right, however, to acquire, hold, or dispose of securities of the Issuer to the extent deemed advisable in light of their investment policies, market conditions, developments in the Issuer's business, and other factors.

          Except as described herein, the Reporting Persons have no present plan or proposal that relates to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                           Page 6
(d) any change in the present board of directors or management of the Issuer;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) any act or course of conduct causing the Common Stock of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) any act or course of conduct causing the Common Stock of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  any action similar to any of those enumerated above.

          The Reporting Persons reserve the right to formulate such plans or proposals, and to take such action, with respect to any or all of the foregoing matters and any other matters as they may deem appropriate.

          To the best knowledge of the Reporting Persons, none of the persons listed in Schedule I or II beneficially owns or has the right to acquire shares of Common Stock of the Issuer. Such persons may buy or sell shares of Common Stock in the future as they deem appropriate, but, to the best knowledge of the Reporting Persons, and except as otherwise indicated herein, such persons have no present plan or proposal that relates to or would result in the actions or events specified in (a) through (j) above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Singapore Telecom owns of record and beneficially 1,151,200 shares of Common Stock of the Issuer. Temasek may be deemed to be the beneficial owner of such shares by reason of its ownership stake in Singapore Telecom. Such shares constitute approximately 8.0% of the Common Stock of the Issuer outstanding as of October 31, 1995 (based upon the information contained in the Issuer's Form 10-Q dated November 13, 1995).

          To the best knowledge of the Reporting Persons, none of the persons listed in Schedule I or II beneficially

                           Page 7
owns or has the right to acquire shares of Common Stock of the Issuer.

          (b) Singapore Telecom has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, the shares of Common Stock of the Issuer owned by it of record and beneficially. By reason of its ownership stake in Singapore Telecom, Temasek may be deemed to have the power to direct the vote, or to direct the disposition of, the shares of Common Stock of the Issuer beneficially owned by Singapore Telecom.

          (c) As noted under Item 4 above, during the period September 1, 1995 through December 12, 1995, Singapore Telecom disposed of 293,100 shares of Common Stock. Such dispositions amounted, in the aggregate, to approximately 2.0% of the issued and outstanding shares of Common Stock during this period of time.

          During the sixty days prior to December 12, 1995, Singapore Telecom engaged in dispositions of shares of Common Stock as follows:

      DATE OF TRANSACTION            NUMBER OF SHARES             PRICE PER SHARE
           11/29/95                         7,500                     $7.00
           11/30/95                         1,000                     $7.00
           11/30/95                         4,000                     $7.00
           12/01/95                        12,000                     $7.00
           12/05/95                        15,000                     $7.00
           12/06/95                         1,800                    $7.1875
           12/06/95                        65,000                     $7.25
           12/06/95                        13,500                    $7.375
           12/06/95                        53,200                    $7.125
           12/07/95                        21,000                     $7.00
           12/08/95                         6,000                    $7.125
           12/11/95                        25,000                    $7.225
           12/12/95                         5,000                     $7.00

Each of these dispositions was effectuated on the open market.
Singapore Telecom has engaged in no transactions in shares of Common Stock since December 12, 1995.

          (d) The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer owned by Singapore Telecom.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF
          THE ISSUER

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit I -- Joint Filing Agreement dated December 18, 1995.




SIGNATURES


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                         SINGAPORE TELECOMMUNICATIONS LTD.



                         By:/s/ Chia Choon Wei
                            Name:   Chia Choon Wei
                            Title:  Managing Director

Dated: December 18, 1995


                         TEMASEK HOLDINGS (PRIVATE) LTD.



                         By:/s/ Yeo Lee Choo
                            Name: Yeo Lee Choo (Miss)
                            Title: Assistant Company Secretary

Dated: December 18, 1995

                     Page 9
                        EXHIBIT INDEX

Exhibit
  No.
Exhibit I                Joint Filing Agreement dated December 18, 1995

                                      SCHEDULE I


                         SINGAPORE TELECOMMUNICATIONS LIMITED
                            DIRECTORS & EXECUTIVE OFFICERS

                                                       PRESENT PRINCIPAL
NAME          POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP
Mr. Koh Boon  Board Member       Singapore Telecom     Executive Chairman              Singapore
Hwee          Chairman           31 Exeter Road        Wuthelam Holdings Pte Ltd.
                                 Comcentre             298 Tiong Bahru Road
                                 Singapore 239732      #08-00 Tiong Bahru Plaza
                                                       Singapore 168730


Mr. Wong Hung Board Member       Singapore Telecom     Chairman                        Singapore
Khim          Deputy Chairman    31 Exeter Road        Jurong Town Corporation
                                 Comcentre             321 Jurong Town Hall Road
                                 Singapore 239732      Singapore 609433


BG Lee Hsien  Board Member       Singapore Telecom     President & CEO                 Singapore
Yang          President & CEO    31 Exeter Road        Singapore Telecom
                                 Comcentre             31 Exeter Road
                                 Singapore 239732      Comcentre
                                                       Singapore 239732


Dr. Hong Hai  Board Member       Singapore Telecom     President & CEO                 Singapore
                                 31 Exeter Road        Haw Par Brothers
                                 Comcentre             International Ltd.
                                 Singapore 239732      180 Clemenceau Avenue
                                                       #08-00 Haw Par Glass Tower
                                                       Singapore 239722

                                                       PRESENT PRINCIPAL
NAME          POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP
Mr. Liew Heng Board Member       Singapore Telecom     Deputy Secretary                Singapore
San                              31 Exeter Road        (Communications)
                                 Comcentre             Ministry of Communications
                                 Singapore 239732      #39-00 PSA Building
                                                       460 Alexandra Road
                                                       Singapore 119963


Mr. Lim Ho    Board Member       Singapore Telecom     Executive Vice President        Singapore
Kee                              31 Exeter Road        & CEO
                                 Comcentre             (East Asia)
                                 Singapore 239732      Union Bank of Switzerland
                                                       80 Raffles Place
                                                       #36-00 UOB Plaza 1
                                                       Singapore 048624


Mr. Quek Poh  Board Member       Singapore Telecom     President                       Singapore
Huat                             31 Exeter Road        Temasek Holdings Pte Ltd.
                                 Comcentre             8 Shenton Way
                                 Singapore 239732      #38-03 Treasury Building
                                                       Singapore 068811


Mr. Quek Tong Board Member       Singapore Telecom     Director                        Singapore
Boon                             31 Exeter Road        Defence Materials
                                 Comcentre             Organization
                                 Singapore 239732      Ministry of Defence
                                                       18th Storey, Tower A
                                                       Defence Technology Towers
                                                       Depot Road
                                                       Singapore 109676

                                                       PRESENT PRINCIPAL
NAME          POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP
Mr. Keith     Board Member       Singapore Telecom     Asia Quest Associates           Singapore
Tay Ah Kee                       31 Exeter Road        Pte Ltd.
                                 Comcentre             30 Robinson Road
                                 Singapore 239732      #03-02A Robinson Towers
                                                       Singapore 048546


Mrs. Yu-Foo   Board Member       Singapore Telecom     Assistant Secretary             Singapore
Yee Shoon                        31 Exeter Road        General
                                 Comcentre             National Trades Union
                                 Singapore 239732      Congress
                                                       Trade Union House
                                                       Shenton Way
                                                       Singapore 068810


Mr. Lim Toon  Executive Vice     Singapore Telecom     Executive Vice President        Singapore
              President          31 Exeter Road        (International Network)
              (International     Comcentre             31 Exeter Road
              Network)           Singapore 239732      Comcentre
                                                       Singapore 239732


Mr. Raphael   Executive Vice     Singapore Telecom     Executive Vice President        Singapore
Leong Sai     President          31 Exeter Road        (Local Services)
Mooi          (Local Services)   Comcentre             Singapore Telecom
                                 Singapore 239732      31 Exeter Road
                                                       Comcentre
                                                       Singapore 239732

                                                       PRESENT PRINCIPAL
NAME          POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP
Ms. Chua      Senior Vice        Singapore Telecom     Senior Vice President           Singapore
Sock Koong    President          31 Exeter Road        (Corporate Affairs
              (Corporate         Comcentre             & Finance)
              Affairs            Singapore 239732      Singapore Telecom
              & Finance)                               31 Exeter Road
                                                       Comcentre
                                                       Singapore 239732

                                      SCHEDULE II

                          TEMASEK HOLDINGS (PRIVATE) LIMITED
                            DIRECTORS & EXECUTIVE OFFICERS



                                                       PRESENT PRINCIPAL
NAME          POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP
Mr. Lee       Board Chairman     Temasek Holdings      Managing Director, Monetary     Singapore
Ek Tieng                         (Pte) Ltd.            Authority of Singapore
                                 8 Shenton Way         (government entity)
                                 #38-03 Treasury Bldg  10 Shenton Way
                                 Singapore 068811      29th Floor MAS Building
                                                       Singapore 079117


Mr. Ngiam     Deputy Board       Temasek Holdings      Permanent Secretary             Singapore
Tong Dow      Chairman           (Pte) Ltd.            Ministry of Finance,
              (ex-officio)       8 Shenton Way         Revenue/Budget Divisions
                                 #38-03 Treasury Bldg  (government ministry)
                                 Singapore 068811      8 Shenton Way #43-00
                                                       Treasury Bldg
                                                       Singapore 068811


Mr. Hwang     Deputy Board       Temasek Holdings      Deputy Chairman                 Singapore
Peng Yuan     Chairman           (Pte) Ltd.            Temasek Holdings (Pte) Ltd.
                                 8 Shenton Way         (government investment
                                 #38-03 Treasury Bldg  holding company)
                                 Singapore 068811      8 Shenton Way
                                                       #38-03 Treasury Bldg
                                                       Singapore 068811

                                                       PRESENT PRINCIPAL
NAME          POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP
Mr. Lum       Board Member       Temasek Holdings      Executive Chairman              Singapore
Choong Wah                       (Pte) Ltd.            SNP Corporation Ltd.
                                 8 Shenton Way         303 Upper Serangoon Road
                                 #38-03 Treasury Bldg  Singapore 347692
                                 Singapore 068811


Dr. Andrew    Board Member       Temasek Holdings      Chairman,                       Singapore
Chew Guan                        (Pte) Ltd.            Central Provident Fund
Khuan                            8 Shenton Way         Board
                                 #38-03 Treasury Bldg  CPF Building,
                                 Singapore 068811      79 Robinson Road
                                                       Singapore 068897


Mr. Fock Siew Board Member       Temasek Holdings      Chairman,                       Singapore
Wah                              (Pte) Ltd.            Land Transport Authority
                                 8 Shenton Way         251 North Bridge Road
                                 #38-03 Treasury Bldg  Singapore 179102
                                 Singapore 068811


Mr. Lim Siong Board Member       Temasek Holdings      Permanent Secretary             Singapore
Guan                             (Pte) Ltd.            Public Service Division
                                 8 Shenton Way         8 Shenton Way
                                 #38-03 Treasury Bldg  #47-01 Treasury Building
                                 Singapore 068811      Singapore 068811

                                                       PRESENT PRINCIPAL
NAME          POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP
Dr. Michael   Board Member       Temasek Holdings      Chairman                        Singapore
Y O Fam                          (Pte) Ltd.            Fraser & Neave Ltd.
                                 8 Shenton Way         (beverage and dairy
                                 #38-03 Treasury Bldg  products manufacturer)
                                 Singapore 068811      438 Alexandra Road
                                                       #21-00 Alexandra Point
                                                       Singapore 119958

Mr. Peter     Board Member       Temasek Holdings      Chairman                        Singapore
Chen Min                         (Pte) Ltd.            Shell Singapore
Liang                            8 Shenton Way         50 Raffles Place
                                 #38-03 Treasury Bldg  #44-00 Shell Tower
                                 Singapore 068811      Singapore 048623


Mr. Quek Poh  President          Temasek Holdings      President                       Singapore
Huat                             (Pte) Ltd.            Temasek Holdings (Pte) Ltd.
                                 8 Shenton Way         (government investment
                                 #38-03 Treasury Bldg  holding company)
                                 Singapore 068811      8 Shenton Way
                                                       #38-03 Treasury Bldg
                                                       Singapore 068811


Mr. Quek Chee Executive Vice     Temasek Holdings      Executive Vice President        Singapore
Hoon          President          (Pte) Ltd.            Temasek Holdings (Pte) Ltd.
                                 8 Shenton Way         (government investment
                                 #38-03 Treasury Bldg  holding company)
                                 Singapore 068811      8 Shenton Way
                                                       #38-03 Treasury Building
                                                       Singapore 068811

                                                       PRESENT PRINCIPAL
NAME          POSITION           BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT       CITIZENSHIP
Mrs. Janet    Company            Temasek Holdings      Company Secretary/              Singapore
Seow          Secretary/         (Pte) Ltd.            Vice President
              Vice President     8 Shenton Way         Temasek Holdings (Pte) Ltd.
                                 #38-03 Treasury Bldg  (government investment
                                 Singapore 068811      holding company)
                                                       8 Shenton Way
                                                       #38-03 Treasury Bldg
                                                       Singapore 068811